File number 82 - 524

FRIENDS PROVIDENT

Friends Provident plc
Pixham End, Dorking, Surrey RH4 1QA
Telephone 0870 6083678 Fax 01306 654991

04 MAR -2 AM 7:21

82-34640

Securities and Exchange Commission
Office of International Corporate Finance
Mail Stop 3 -2
450 Fifth Street, N.W.
Washington DC 20549

20 February 2004

04010164

SUPPL

Dear Sir

Friends Provident plc - File number 82 - 524

Since our previous submission to you on 6th February 2004, I enclose a recent press release to the London Stock Exchange.

Increase of issued share capital - 20th February 2004

Should you require any assistance, please do not hesitate to contact me by email to hornj@friendsprovident.co.uk.

Yours sincerely

Ms. Jenni Horn
Company Secretariat Assistant

PROCESSED
MAR 03 2004
THOMSON FINANCIAL

Enc.

3/2

communicate RNS

Close

Full Text Announcement

Company	Friends ProvidentPLC
TIDM	FP.
Headline	Increase of issued share capital
Released	15:45 20 Feb 2004
Number	PRNUK-2002

FRIENDS PROVIDENT PLC

Increase of Share Capital

The Board of Friends Provident plc (the 'Company') announces that on 20 February 2004 the issued share capital of the Company has increased to 1,722,879,343 ordinary shares of 10 pence each to satisfy the exercise of options under the Friends Provident Executive Share Option Scheme and the Friends Provident ShareSave Scheme.

Application has been made for admission of the new 22,453 ordinary shares to trading on the London Stock Exchange.

Enquiries: Brian Sweetland, Director and Secretary 01306 653087

END